



David Zaoui · 3rd

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Miami-Fort Lauderdale Area · **Contact info**

247 connections

 Just Wings Inc.

 ISIFA PLUS VALUES CFA

Experience


Chief Operating Officer
Just Wings Inc. · Self-employed
May 2020 - Present · 1 yr 11 mos
West Palm Beach


General Manager
Acqua Café
Feb 2019 - Mar 2021 · 2 yrs 2 mos
Palm Beach County, Florida, United States


Head Waiter
Chez Jean Pierre
Aug 2014 - Jan 2019 · 4 yrs 6 mos
Palm Beach County, Florida, United States


Real Estate Agent
Mise en vente
Mar 2011 - Feb 2014 · 3 yrs
Le Perreux-sur-Marne, Île-de-France, France

Education


ISIFA PLUS VALUES CFA
Bachelor of Commerce - BCom, Real Estate Development
2011 - 2013
Activities and societies: Soccer Team , Boxe ,


Lycée Edouard Branly
2008 - 2013
Activities and societies: Soccer Team , Boxe